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September 30, 2016

VIA EDGAR AND OVERNIGHT MAIL

Ms. Kim McManus Senior Attorney U.S. Securities and Exchange Commission Division of Corporation Finance – Office of Real Estate & Commodities 100 F Street, N.E. Washington, D.C. 20549-3010

Re:	Fundrise East Coast Opportunistic REIT, LLC Offering Statement on Form 1-A

Amendment No. 1

Filed September 23, 2016
File No. 024-10566

Dear Ms. McManus:

This letter is submitted on behalf of Fundrise East Coast Opportunistic REIT, LLC, (the “Company”) in response to a verbal comment from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in various telephone calls on September 29, 2016 (the “Verbal Comment”) with respect to Amendment No. 1 to the Company’s Offering Statement on Form 1-A (File No. 024-10566) filed with the Commission on September 23, 2016, relating to the Company’s offering of up to $50,000,000 in common shares (the “Offering Statement”). The response provided is based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently filing Amendment No. 2 to the Offering Statement (the “Amended Filing”), which includes changes in response to the Staff’s comment as well as other revisions.

We have paraphrased the Verbal Comment in italics with the response immediately following the Verbal Comment. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Filing.

Principal Shareholders – p. 72-73

1.	We note your disclosure that “[a]ll voting and investment decisions with respect to our common shares that are held by Rise Companies Corp. are controlled by the board of directors of Rise Companies Corp., which consists of four members.” Please revise your disclosure to include the names of the current members of the board of directors of Rise Companies Corp. and the names of the stockholders of Rise Companies Corp. that have a significant voting power with respect to the election of the board of directors of Rise Companies Corp.

Ms. Kim McManus

Division of Corporation Finance

September 30, 2016

Response to Comment No. 1

In response to the Staff’s comment, the Company has included additional disclosure regarding the board of directors of Rise Companies Corp. and the stockholders of Rise Companies Corp. that have a significant voting power with respect to the election of the board of directors of Rise Companies Corp.

* * * * *

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert Staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger

Ms. Kim McManus

Division of Corporation Finance

September 30, 2016

Enclosures:

cc:	Via E-mail

Benjamin S. Miller, Chief Executive Officer

Bjorn J. Hall, General Counsel and Secretary

Rise Companies Corp.

Boris Tadchiev, Esq.

Matthew Schoenfeld, Esq.

Goodwin Procter LLP